[Letterhead of NewBridge Bancorp]
February 11, 2011
Michael Seaman, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	NewBridge Bancorp (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) File No. 0-11448
Dear Mr. Seaman:
I refer to your letter dated December 30, 2010, addressed to the Company, and the Company’s response dated January 10, 2011.
Pursuant to a recent telephone conversation with your colleague, David Lyon, concerning the first numbered comment in your aforementioned letter, please see below the form of disclosure that the Company proposes to disclose in future filings:
Management believes that unemployment data is the most significant indicator of the economic health of its market areas and monitors this data on a regular basis. As reflected in the table below, the unemployment rates in each of the Company’s market areas has increased substantially since the end of 2007. The table also shows non-performing loans as a percentage of total loans in each market as of December 31, 2010.

	Unemployment Rate				As of December 31, 2010
					Nonperforming		% of Total
	December 31				Loans	Total Loans	Loans
	2007	2008	2009	2010*
Piedmont Triad
Guilford County	4.5%	8.3%	11.2%	10.4%	$6,473	$275,978	2.35%
Davidson County	5.3	9.7	13.4	11.5	12,448	367,112	3.39
Rockingham County	5.7	10.1	12.6	11.6	2,577	90,239	2.86
Forsyth County	4.3	7.4	9.9	9.3	5,617	217,959	2.58
Coastal	3.9	7.5	9.7	9.2	17,340	187,730	9.24
Shenandoah Valley	2.4	4.2	5.5	5.8	1,004	104,653	0.96

*	November 30, 2010 unemployment rate is shown here, as December 31, 2010 has not yet been published. The December 31, 2010 rate will be used in the Form 10-K to be filed in March, 2011.
As requested by you, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Ramsey K. Hamadi
Ramsey K. Hamadi
Executive Vice President and Chief Financial Officer